      NN, Inc.
         Corporate Office                                                                                                                                                             www.nnbr.com
                        2000 Waters Edge Drive • Building C, Suite 12 • Johnson City, TN 37604
                        423-743-9151 • fax 423-743-2670

                              August 26, 2010

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Re:	NN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 0-23486

Dear Mr. O’Brien

           On behalf of NN, Inc. (the “Company”, the “Registrant”, “we” or “our”), this letter is intended to respond to the comments received from the Staff of the Securities and Exchange Commission by letter dated August 6, 2010, to Mr. James H. Dorton, with respect to the above-referenced filings of the Registrant.

           The following discussion is intended to respond to Staff comments made in the August 6, 2010 letter (the “Letter”).  The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the Letter.

Form 10-K for the Year ended December 31, 2009

Management‘s Discussion and Analysis, page 18

Liquidity and Capital Resources, page 32

Comment 1.  You state on page 32 amounts outstanding under the $90 million credit facility and the $40 million senior notes as of December 31, 2009 were $58.4 million and $28.6 million, respectively.  However, you do not disclose the amounts available for borrowings after taking into consideration swing loans and letters of credit.  Please tell us and disclose in future filings, your exposure under swing loans and letters of credit and your availability under your credit agreements at the most recent balance sheet date.

Response 1.  The $90 million credit facility includes a sublimit of $10 million for swing line loans.  Use of the swing line sublimit counts against usage of the main facility.  Included within the $58.4 million outstanding at December 31, 2009, was $3.7 million in swing line loans.  We also have letters of credit totaling $0.7 million that would offset a portion of our availability as of December 31, 2009.  Thus at December 31, 2010, subject to limitations based on existing financial covenants, we could have borrowed up to $30.9 million under our $90 million credit facility including borrowing up to $6.3 million of swing line borrowings.

In the Quarterly Report on Form 10-Q for the second quarter of 2010 filed on August 11, 2010, we have added the following information to the Liquidity and Capital Resources section of the Management‘s Discussion and Analysis to clarify our credit availability further:

Amounts outstanding under our $85.0 million credit facility and our $40.0 million senior notes as of June 30, 2010 were $65.0 million, including $2.5 million under our swing line of credit, and $22.9 million, respectively.  As of June 30, 2010, we can borrow up to $19.3 million under the $85 million credit facility, including $7.5 million under our swing line of credit, subject to limitations based on existing financial covenants.  However, based on current forecasts we do not expect any limitations on the access to this available credit.  The $19.3 million is net of $0.7 million of outstanding letters of credit at June 30, 2010 which are considered as usage of the facility.

Comment 2.  You state on page 35 your belief that funds generated from operations and borrowings will be sufficient to finance your working capital needs and projected capital expenditure requirements through the next twelve months.  We note that your cash and cash equivalents at December 31, 2009 was $8.7 million, the decreasing trend in operating cash flows and the limited amounts available on the revolving credit facility and senior notes.  Based on the above sources of liquidity and your contractual obligations listed on page 36, it is not clear to us whether you will have the resources needed to fulfill all expected liquidity obligations in 2010.  Please revise MD&A, in future filings, to quantify the expected 2010 liquidity impact of expected inflows and outflows.  It appears that a tabular presentation of expected sources and uses of cash is needed for readers to fully understand your expected 2010 liquidity requirements and whether there are available resources to satisfy these obligations.  See section 501.13.b of the Financial Reporting Codification.

Response 2.

The assertion that we believed funds generated from operations and borrowings will be sufficient to finance our working capital needs and projected capital expenditure requirements through the next twelve months was based on 2010 cash flow projections which were prepared by management, approved by the board of directors and presented to our lenders prior to filing.

At the time of filing the Annual Report on Form 10-K, we had estimated our operating cash flow for 2010 would be $5.5 million and we would reduce existing cash levels by $1.7 million.  Additionally, we estimated we would have to borrow $15.7 million from our $85 million credit facility during 2010 to fund our capital expansion program and make our annual principal payment on our senior notes of $5.7 million.  At the time of filing our Annual Report on Form 10-K, we had availability within existing covenant levels to borrow $17.5 million under our $85 million credit facility and estimated we would have availability of $27.7 million during the course of 2010.  Finally, our lending group was aware of our capital expansion plans and was in agreement with lending the funds needed to carry out such expansion plans.

Financial performance in 2010 has been much stronger than expected.  During the year, we have actually generated $5.0 million of operating cash flow through July 2010 and expect to generate between $10 to $15 million of operating cash flow for the full year of 2010.  As such, we do not expect to borrow to fund our capital expansion and in fact expect to reduce total debt by approximately $5.0 million.  Nevertheless, had financial performance merely matched the forecasts, we would have had sufficient liquidity to meet all obligations and to fund the expansion plans.

A further clarification of our contractual obligations may be helpful in further understanding the basis for our assertion.  Most of these obligations are of a normal recurring nature and are normally funded through cash flow from operations.  For example, the “Other long-term obligations” are for purchases of up to 70% of the steel for our European operations granted to a vendor at current market prices.  This is steel we normally purchase to make our products for resale.  We are not obligated to purchase a certain dollar amount or at a set amount per kilogram.  If the vendor does not meet agreed contractual targets as to quality and service, we can reduce the percentage granted to that vendor.   This obligation is funded from operations and is already included in the $5.0 and $10-$15 million of operating cash flows mentioned above.  The same statement is true for our expected interest payments and lease payments.

We do not feel that it would be helpful to readers of our financial statements to present our range of estimated operating cash flows in a tabular format.  In our opinion, such presentation would imply a level of certainty which these forecasts, by their nature, do not possess.  We feel a qualitative narrative explanation of our expected cash flows from operations within a provided range of potential outcomes and a full explanation of our current availability of borrowing under our credit lines provides the best information in an appropriately open format to potential users of the statements.

As such, with the second quarter of 2010 Quarterly Report on Form 10-Q, we have added the following information to the Liquidity and Capital Resources section of the Management‘s Discussion and Analysis to clarify our expected 2010 liquidity:

While there can be no assurances due to the liquidity issues discussed above, we believe that funds generated from operations and borrowings from the credit facilities will be sufficient to finance our capital expenditures and working capital needs through June 2011.  We base this assertion on our current availability for borrowing of up to $19.7 million and our estimated positive cash flow from operations for the second half of 2010 that ranges from $10 million to $15 million.

On behalf of the Registrant, I acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

             Very truly yours,
            /s/ James H. Dorton
                                                        Chief Financial Officer